UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Akeena Solar, Inc.
_____
(Name of Issuer)

Common Stock, $0.001 par value
_____
(Title of Class of Securities)

009720103
_____
(CUSIP Number)

June 4, 2007
_____
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 009720103

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Westly Group, LLC	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	**(a)** ☐ **(b)** ☐
3.	SEC USE ONLY	
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**5.**	SOLE VOTING POWER 15,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 15,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 (1)	
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)	
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)	

(1) Represents 15,000 shares of Common Stock issuable upon exercise of Class A Warrants held directly by The Westly Group.

(2) Based on 4,567,270 shares of Common Stock issued by the Issuer on June 4, 2007, as reported in the Form 8-K Current Report filed by the Issuer on June 8, 2007, plus 18,562,870 shares of the issuer's Common Stock outstanding as of May 10, 2007, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on May 15, 2007, plus the shares issuable upon the exercise of warrants held by The Westly Group.

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BB Trust dated February 21, 2003		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,559,112 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 1,559,112 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,112 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)		
12.	TYPE OF REPORTING PERSON OO (Trust)		

(1) Includes 214,396 shares of Common Stock issuable upon exercise of Class A, Class B and Class C Warrants held directly by the BB Trust.

(2) Based on 4,567,270 shares of Common Stock issued by the Issuer on June 4, 2007, as reported in the Form 8-K Current Report filed by the Issuer on June 8, 2007, plus 18,562,870 shares of the issuer's Common Stock outstanding as of May 10, 2007, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on May 15, 2007, plus the shares issuable upon the exercise of warrants held by the BB Trust.

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steve Westly		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		**(a)** ☐ **(b)** ☐
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**5.**	SOLE VOTING POWER 1,574,112 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 1,574,112 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,574,112 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (2)		
12.	TYPE OF REPORTING PERSON IN		

(1) Includes 229,396 shares of Common Stock issuable upon exercise of Class A, Class B and Class C Warrants held directly by The Westly Group and the BB Trust.

(2) Based on 4,567,270 shares of Common Stock issued by the Issuer on June 4, 2007, as reported in the Form 8-K Current Report filed by the Issuer on June 8, 2007, plus 18,562,870 shares of the issuer's Common Stock outstanding as of May 10, 2007, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on May 15, 2007, plus the shares issuable upon the exercise of warrants held by The Westly Group and the BB Trust.

Introductory Note: This statement on Schedule 13G is filed jointly by the undersigned Reporting Persons (as defined in Item 2(a) below).

Item 1

    (a).   **Name of Issuer:**

    Akeena Solar, Inc.

    (b).   **Address of Issuer's Principal Executive Offices:**

    605   University   Ave
    Los Gatos, CA 95032

Item 2

    (a).   **Name of Person Filing:**

This statement is being filed jointly by: (1) The Westly Group, LLC, a California limited liability company; (2) the BB Trust, a California revocable trust dated February 21, 2003; and (3) Steve Westly, a natural person whose principal occupation is Chief Executive Officer of The Westly Group. The Westly Group, the BB Trust and Steve Westly are collectively identified herein as the "Reporting Persons." This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by The Westly Group, the BB Trust and Steve Westly

    (b).   **Address of Principal Business Office or, if None, Residence:**

The address and principal place of business of The Westly Group and Steve Westly is 2750 Sand Hill Road, Menlo Park, CA 94025. The address and principal place of business of the BB Trust is 1500 E. Hamilton Avenue, Campbell, CA 95008.

    (c).   **Citizenship:**

    Steve Westly is a citizen of the United States of America. Each of the other Reporting Persons is an entity organized under the laws of California.

    (d).   **Title of Class of Securities:**

    Common Stock, par value $0.001 per share.

    (e).   **CUSIP Number:**

    009720103

Item 3.   **If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:**

    (a)   ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. **Ownership.**

(a) Amount beneficially owned:

The Westly Group:	15,000 (1)
The BB Trust:	1,559,112 (2)
Steve Westly:	1,574,112 (3)

(b) Percent of class:

The Westly Group:	0.1% (4)
The BB Trust:	6.7% (4)
Steve Westly:	6.7% (4)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

The Westly Group:	15,000 (1)
BB Trust:	1,559,112 (2)
Steve Westly:	1,574,112 (3)

(ii) Shared power to vote or to direct the vote:

n/a

(iii) Sole power to dispose or to direct the disposition of:

The Westly Group:	15,000 (1)
BB Trust:	1,559,112 (2)
Steve Westly:	1,574,112 (3)

(iv) shared power to dispose or to direct the disposition of:

n/a

(1) Represents 15,000 shares of Common Stock issuable upon exercise of Class A Warrants held directly by The Westly Group.

(2) Includes 1,344,716 outstanding shares of Common Stock of the Issuer held directly by the BB Trust. Also includes 214,396 shares of Common Stock issuable upon exercise of Class A, Class B and Class C Warrants held directly by the BB Trust.

(3) Mr. Westly controls The Westly Group, and is the grantor of the BB Trust, which is a revocable trust. Mr. Westly may be deemed to have voting and investment power over the shares of the Issuer held directly or indirectly by those entities. Includes 1,344,716 outstanding shares of Common Stock of the Issuer held directly by the BB Trust. Also includes 229,396 shares of Common Stock issuable upon exercise of Class A, Class B and Class C Warrants held directly by The Westly Group and the BB Trust

(4) Calculations are based on 18,562,870 shares of the Issuer's Common Stock outstanding as of May 10, 2007, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on May 15, 2007, plus 4,567,270 shares of Common Stock issued by the Issuer on June 4, 2007, as reported in the Form 8-K Current Report filed by the Issuer on June 8, 2007, plus shares issuable to the respective Reporting Persons upon exercise of warrants to purchase shares of Common Stock of the Issuer.

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2007

             The Westly Group, LLC

                /s/ Steve Westly
                Name: Steve Westly
                Its: Member

                BB Trust dated February 21, 2003

                /s/ Richard Rock
                Name: Richard Rock
                Its: Sole Trustee

                Steve Westly

                /s/ Steve Westly

EXHIBITS

99.1 Joint Filing Agreement